--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           PATRIOT ACQUISITION CORP.
                         COMPUTER SCIENCES CORPORATION
                       (NAME OF FILING PERSONS (OFFEROR))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  731108-10-6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             HAYWARD D. FISK, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
                $584,871,904                                    $116,974.38
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company"), at a price per Share of $16.00 in cash. As of June 26, 2000, based on information provided by the Company, there were (i) 35,585,905 Shares outstanding and (ii) approximately 968,589 options to purchase Shares that are expected to be outstanding prior to the Effective Time of the Merger (as defined herein), with the exercise price of which is less than $16.00. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [ ]

Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

     Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

     Check the appropriate boxes to designate any transactions to which this statement relates:

[X] third party tender offer subject to     [ ] going-private transaction subject to
    Rule 14d-1                                  Rule 13e-3
[ ] issuer tender offer subject to Rule     [ ] amendment to Schedule 13D under Rule
13e-4                                           13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO is filed by Computer Sciences Corporation, a Nevada corporation ("Parent"), and Patriot Acquisition Corp., a South Carolina corporation and a wholly owned subsidiary of Parent ("Purchaser"). This statement relates to the third party tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 (the "Shares"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company"), at a price of $16.00 per Share (such amount, or any higher price that may be paid per Share in the Offer, the "Offer Price"), net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

ITEMS 1 THROUGH 11.

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I and II attached), is incorporated herein by reference.

ITEM 12. EXHIBITS.

    (a)(1)(i)    Offer to Purchase, dated June 28, 2000.
    (a)(1)(ii)   Letter of Transmittal, dated June 28, 2000.
    (a)(1)(iii)  Notice of Guaranteed Delivery, dated June 28, 2000.
    (a)(2)       Not applicable.
    (a)(3)       Not applicable.
    (a)(4)       Not applicable.
    (a)(5)(i)    Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees, dated June 28, 2000.
    (a)(5)(ii)   Letter to Clients, dated June 28, 2000.
    (a)(5)(iii)  Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
    (a)(5)(iv)   Press release issued by Parent on June 20, 2000
                 (incorporated by reference to the Schedule TO-C filed with the Securities and Exchange Commission on June 20, 2000).
    (a)(5)(v)    Press release issued by Parent on June 27, 2000
                 (incorporated by reference to the Schedule TO-C filed with the Securities and Exchange Commission on June 27, 2000).
    (a)(5)(vi)   Summary Advertisement as published in the Wall Street
                 Journal on June 28, 2000.
    (b)          None.
    (c)          Not required.
    (d)(1) Merger Agreement, dated as of June 20, 2000, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Parent on June 20,
                 2000).
    (d)(2) Letter Agreement, dated as of June 26, 2000, by and between Parent and the Company.
    (d)(3) Confidentiality Agreement, dated as of August 19, 1997, and amendments dated March 31, 2000, and May 25, 2000, by and between Parent and the Company.
    (d)(4) Promissory Note, dated June 20, 2000, in aggregate principal amount of $19 million by the Company in favor of Parent.
    (d)(5) Subordination Agreement, dated as of June 20, 2000, by and among Parent, Bank of America, N.A., as agent, and the Company.
    (e)          Not required.
    (f)          Not required.

    (g)          Not applicable.
    (h)          Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PATRIOT ACQUISITION CORP.

                                          By: /S/ HAYWARD D. FISK
                                            ------------------------------------
                                            Name: Hayward D. Fisk
                                            Title: Vice President and Secretary

                                          COMPUTER SCIENCES CORPORATION

                                          By: /S/ LEON J. LEVEL
                                            ------------------------------------
                                            Name: Leon J. Level
                                            Title: Vice President and
                                                   Chief Financial Officer

Dated: June 28, 2000

                                 EXHIBIT INDEX

(a)(1)(i)      Offer to Purchase, dated June 28, 2000.
(a)(1)(ii)     Letter of Transmittal, dated June 28, 2000.
(a)(1)(iii)    Notice of Guaranteed Delivery, dated June 28, 2000.
(a)(2)         Not applicable.
(a)(3)         Not applicable.
(a)(4)         Not applicable.
(a)(5)(i)      Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees, dated June 28, 2000.
(a)(5)(ii)     Letter to Clients, dated June 28, 2000.
(a)(5)(iii)    Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(5)(iv)     Press release issued by Parent on June 20, 2000
               (incorporated by reference to the Schedule TO-C filed with the Securities and Exchange Commission on June 20, 2000).
(a)(5)(v)      Press release issued by Parent on June 27, 2000
               (incorporated by reference to the Schedule TO-C filed with the Securities and Exchange Commission on June 27, 2000).
(a)(5)(vi)     Summary Advertisement as published in the Wall Street
               Journal on June 28, 2000.
(b)            None.
(c)            Not required.
(d)(1) Merger Agreement, dated as of June 20, 2000, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Parent on June 20,
               2000).
(d)(2) Letter Agreement, dated as of June 26, 2000, by and between Parent and the Company.
(d)(3) Confidentiality Agreement, dated as of August 19, 1997, and amendments dated March 31, 2000, and May 25, 2000, by and between Parent and the Company.
(d)(4) Promissory Note, dated June 20, 2000, in aggregate principal amount of $19 million by the Company in favor of Parent.
(d)(5) Subordination Agreement, dated as of June 20, 2000, by and among Parent, Bank of America, N.A., as agent, and the Company.
(e)            Not required.
(f)            Not required.
(g)            Not applicable.
(h)            Not applicable.